Exhibit 3.1.48

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

OSI RECOVERY SOLUTIONS, INC.

(a Delaware corporation)

OSI Recovery Solutions, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

A. The name of the Corporation is OSI Recovery Solutions, Inc.

B. The Certificate of Incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on September 27, 2000, under the name OSI Outsourcing Services International, Ltd.

C. The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is OSI Recovery Solutions, Inc.

SECOND: The address of its registered office in the State of Delaware is 1201 Market Street, Suite 800, Wilmington, Delaware 19801 County of New Castle. The name of its registered agent at that address is: NCO Funding, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, par value $0.01 per share.

FIFTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized and empowered to make, alter or repeal the By-laws of the Corporation, except as specifically stated therein.

SIXTH: The corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

SEVENTH: The election of directors need not be by written ballot, unless the bylaws of the corporation shall so provide.

EIGHTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this Article shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The foregoing Amended and Restated Certificate of Incorporation was duly adopted pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation of OSI Recovery Solutions, Inc. is duly signed this 28th day of April, 2008.

OSI RECOVERY SOLUTIONS, INC.

By:	/s/ Joshua Gindin
Name:	Joshua Gindin
Title:	Secretary

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